NEWS RELEASE

BIRCH MOUNTAIN ANNOUNCES RECEIPT OF NOTICE OF INTENTION

CALGARY, November 3, 2008 - Birch Mountain Resources Ltd. ("Birch Mountain" or the "Corporation") (BMD: TSX) announces that it has received a demand for repayment of its loans from its principal secured creditor, Tricap Partners Ltd. ("Tricap"), together with a notice of intention to enforce security pursuant to section 244 of the Bankruptcy and Insolvency Act. Birch Mountain is unable to repay its indebtedness to Tricap at this time.

It is expected that Tricap will begin enforcement proceedings this week. Whether or not a receiver will be appointed and whether or not such a receiver would continue the business operations of the Corporation is not known. Members of the board and management have worked very hard, but without success, to attempt to preserve value for shareholders in light of the Corporation's continuing financial difficulties. Members of management intend to be available to assist the receiver in maximizing value for all stakeholders to the extent possible in the circumstances.

At this time there appears to be little likelihood that there will be any recovery by the shareholders in the event of a liquidation or sale of the Corporation's assets. Upon appointment of a receiver, the powers of the board of directors will be suspended and ongoing decisions related to the Corporation will be undertaken by the receiver.

Corporation Contacts: Birch Mountain Tel. (403) 262-1838 Fax (403) 263-9888 Website: www.birchmountain.com

Forward Looking Information

Certain statements contained in this release constitute forward-looking information. These statements relate to future events or Birch Mountain’s future performance. The use of any of the words "could", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on Birch Mountain’s current belief or assumptions as to the outcome and timing of such future events. Actual future results may differ materially. Birch Mountain’s annual report to shareholders and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com) describe the risks, uncertainties and other factors that could influence actual results. Birch Mountain disclaims any intention or obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.